Exhibit 12.1

Chatham Lodging Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends(1)

	9.30.13	2012	2011(2)	2010(3)	2009(4)
Calculation of Earnings
Pretax income (loss) from continuing operations	3,173	(1,375)	(9,036)	(1,200)	—
Plus: Fixed charges	8,586	14,845	8,394	981	—
Plus: Amortization of capitalized interest	—	—	—	—	—
Plus: Distributed income of equity investees	13,102	21,203	—	—	—
Plus: Share of pre-tax losses of equity investees for which charges from guarantees are included in fixed charges	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total Earnings	24,861	34,673	(643)	(220)	—

Fixed Charges
Interest expense (including amortization of issuance costs)	8,433	14,641	8,190	932	—
Preferred dividends	—	—	—	—	—
Accruals for guarantees of other parties’ obligations	—	—	—	—	—
Estimated interest component of rental expense	153	204	204	49	—

Total Combined Fixed Charges and Preferred Share Dividends	8,586	14,845	8,394	981	—

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	2.90	2.34	—	—	—

(1)	We have not issued preferred shares and, accordingly, no preferred share dividends were declared or paid for any of the periods presented.
(2)	Earnings for the year ended December 31, 2011 were less than zero. As a result the coverage ratio was less than 1:1. The total fixed charges amount for that period were $8,394,000 and the total earnings amount was $(643,000). The amount of the deficiency, or the additional earnings we would need to generate to achieve a coverage ratio of 1:1, was approximately $9,037,000.
(3)	Earnings for the year ended December 31, 2010 were less than zero. As a result the coverage ratio was less than 1:1. The total fixed charges amount for that period were $981,000 and the total earnings amount was $(220,000). The amount of the deficiency, or the additional earnings we would need to generate to achieve a coverage ratio of 1:1, was approximately $1,201,000.
(4)	Earnings for the period from October 26, 2009 (the date that our operations commenced) through December 31, 2009 were less than zero. The total fixed charges amount for that period were $0 and the total earnings amount was $0. The amount of the deficiency, or the amount of fixed charges in excess of earnings, was $0.